

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 15, 2008

Mr. Bryan Chance
Chief Executive Officer and Chief Financial Officer
Renewal Fuels, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202

> **Re:** **Renewal Fuels, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed October 14, 2008**
> **File No. 000-30172**

Dear Mr. Chance:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief